Exhibit 99.2

PEMBINA PIPELINE CORPORATION

Annual Meeting of Shareholders

May 7, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 7, 2021 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 19, 2021 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Anne-Marie N. Ainsworth	Approved	90.61% (282,410,283)	9.39% (29,264,713)
(b) Cynthia Carroll	Approved	98.11% (305,771,267)	1.89% (5,903,729)
(c) Michael H. Dilger	Approved	99.51% (310,132,360)	0.49% (1,542,635)
(d) Randall J. Findlay	Approved	97.22% (303,024,793)	2.78% (8,650,203)
(e) Robert G. Gwin	Approved	98.72% (307,679,573)	1.28% (3,995,423)
(f) Maureen E. Howe	Approved	99.07% (308,770,678)	0.93% (2,904,317)
(g) Gordon J. Kerr	Approved	98.11% (305,788,821)	1.89% (5,886,174)
(h) David M.B. LeGresley	Approved	98.45% (306,848,586)	1.55% (4,826,409)

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
(i) Leslie A. O'Donoghue	Approved	98.82% (308,004,182)	1.18% (3,670,814)
(j) Bruce D. Rubin	Approved	99.75% (310,892,115)	0.25% (782,881)
(k) Henry W. Sykes	Approved	98.88% (308,184,170)	1.12% (3,490,825)
2. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved	94.58% (307,599,451)	5.42% (17,639,463)
3. The advisory vote on the Corporation's approach to executive compensation.	Approved	93.75% (288,752,759)	6.25% (19,257,541)